Exhibit 2.1

Execution Version

AMENDMENT No. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment dated as of October 10, 2022 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) which was made and entered into as of January 21, 2022, by and between Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), as amended by Amendment to Agreement and Plan of Merger dated April 4, 2022. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Recitals

WHEREAS, pursuant to Section 12.2(a) of the Agreement, the Agreement may be amended by a writing signed by Parent and the Company; and

WHEREAS, Parent and the Company desire to amend the Agreement to reflect changes agreed between the Parties and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Certain Provisions.

Section 7.1. The second sentence of Section 7.1(b) of the Agreement shall be deleted in its entirety and replaced by the following:

“From the date hereof through the earlier of (x) termination of this Agreement in accordance with this Agreement, and (y) forty-five (45) calendar days prior to the Outside Date, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. Notwithstanding anything to the contrary in the preceding sentence in this Section 7.1(b), during the foregoing the forty-five (45) calendar day period prior to the Outside Date and any extension period if the original Outside Date has been extended pursuant to Section 11.1(d)(i), neither the Company nor the Parent Parties may approve, recommend, enter into or consummate any Alternative Transaction or any Contract related to any Alternative Transaction.

Section 7.9. Section 7.9 shall be amended in its entirety to read as follows:

“Sponsor Lock-up. The Parties hereto acknowledge that only the Insider Shares as defined in the Prospectus are subject to any lock-up arrangements and all other securities of Parent owned by the Sponsor, including the Parent Units, shall be freely tradeable upon the Closing. Further, the Company and Parent shall cause the amendment and/or termination of the Letter Agreement, dated November 17, 2021, by and between the Company and Arisz Investment LLC and the Stock Escrow Agreement, dated as of November 17, 2021, by and among the Company, the initial stockholders listed on the signature pages thereto and Continental, to remove all existing restrictions on four hundred thousand (400,000) of the Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing.

Section 9.8. The Agreement shall be amended to add a new Section 9.8 which shall in its entirety read as follows:

“Extension Funding. The Company shall provide a loan to Parent in the amount of Two Million Two Hundred and Twenty Thousand Dollars ($2,220,000) for the purpose of funding any payment due in connection with an extension of the period of time for Parent to consummate a business combination and for working capital purposes (the “Loan”). The Loan shall be funded in three equal installments on each of October 26, 2022, January 26, 2023 and April 26, 2023, in each case in the amount of Seven Hundred Forty Thousand Dollars ($740,000). Of each such installment, the sum of Six Hundred Ninety Thousand Dollars ($690,000) (the “Extension Funding Amount”) shall be used to cover the extension costs, and the remaining Fifty Thousand ($50,000) shall be used for working capital. In the event that the actual extension costs are less than the Extension Funding Amount, Parent shall promptly repay the difference between such actual extension costs and the Extension Funding Amount. Parent shall issue a promissory note for the amount of the Loan in favor of the Company (the “Promissory Note”).The Promissory Note shall be subject to such additional terms and conditions customary for instruments of this type.”

Section 11.1(d)(i). Section 11.1(d)(i) of the Agreement is hereby amended in its entirety to read as follows:

“on or after August 1, 2023 (the “Outside Date”), if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the right to terminate this Agreement under this 11.1(d)(i) shall not be available to a Party if the failure of the Acquisition Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; provided further, that in the event the period of time to consummate a business combination shall be extended beyond August 1, 2023 pursuant to the terms of the Company’s Organizational Documents and the Investment Management Trust Agreement, the Outside Date shall be automatically extended to the last date of the extended period without any further action on the part of any Party.”

Section 11.1. Section 11.1 shall be amended to add two new sub clauses which shall in their entirety read as follows:

(g) “by the Parent Parties, in the event that the Company fails to fund any of the installment amounts of the Loan specified in Section 9.8 by the applicable due dates.

(h) by the Parent Parties or the Company, in the event that the Parent Parties fail to obtain any extension to the termination date by which time Parent must cease operations unless a business combination has been consummated.

(i) by the Company, in the event that Parent defaults on the Promissory Note as specified in Section 9.8, which remains not cured within ten (10) calendar days.”

Section 11.2. Section 11.2 of the Agreement is hereby amended in its entirety to read as follows:

“(a) Parent Breakup Fee. In the event of the termination of this Agreement by Parent pursuant to Section 11.1(b) or as a result of the Company’s refusal to consummate the transactions contemplated hereby, the Company shall pay Parent a breakup fee equal to Four Million Dollars ($4,000,000) in cash within three Business Days following such termination. For the avoidance of doubt, the Company shall not be liable to any Parent Breakup Fee if the termination of this Agreement is primarily the result of regulatory oversight or scrutiny not caused by the Company’s lack of cooperation or non-compliance with the terms of this Agreement.

(b) Company Breakup Fee. In the event of the termination of this Agreement by the Company pursuant to Section 11.1(c) or as a result of Parent’s refusal to consummate the transactions contemplated hereby other than as permitted by this Agreement, Parent shall pay the Company a breakup fee of Five Million Dollars ($5,000,000), within three Business Days following such termination.”

Section 12.1 The address for notices to any Parent Party is hereby amended as follows:

“If to any Parent Party:

Arisz Acquisition Corp.

c/o MSQ Ventures

12 East 49th Street 17th Floor

New York, NY 10017

Telephone: (919) 699 9827

Attn: Ms. Fang Hindle-Yang

Email: Hindleyang@ariszacquisition.com”

2. Miscellaneous.

(a) Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b) Section 9.7 (Confidentiality), Section 12.1 (Notices), Section 12.5 (Publicity), Section 12.8 (Governing Law), Section 12.9 (Waiver of Jury Trial), and Section 12.10 (Submission to Jurisdiction) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c) This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:

ARISZ ACQUISITION CORP.

By:	/s/ Fang Hindle-Yang
Name:	Fang Hindle-Yang
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company:

FINFRONT HOLDING COMPANY

By:	/s/ LU Liang
Name:	LU Liang
Title:	Director

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